EXHIBIT 99.1

Acasti Appoints Jerald J. Wenker as Special Advisor and Nominee to Its Board of Directors

LAVAL, Quebec, Dec. 19, 2013 (GLOBE NEWSWIRE) -- Acasti Pharma Inc. ("Acasti" or the "Corporation") (Nasdaq:ACST) (TSX-V:APO), an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, announces the appointment of Jerald J. Wenker as a special advisor to its Board of Directors. Mr. Wenker has also accepted the nomination for election to serve on the Corporation's Board of Directors at the next Annual Meeting to be held in 2014, subject to shareholder approval, including increasing the maximum number of Board of Directors to at least 7 members from 6 currently.

"Mr. Wenker is a highly effective leader with a proven track record of growing and strengthening companies in the pharmaceutical/biotech industry and global consumer-goods market," highlighted Mr. Henri Harland, President and CEO of Acasti. "He has a deep strategic and market driven focus and a strong ability to develop high performance organizations to drive growth through enhanced marketing and sales execution, robust product innovation and successful commercialization of product launches. We will benefit from his extensive experience as we continue with our science based research and drug development activities based on omega-3 phospholipids."

"Cardiometabolic conditions are considered among the leading health problems worldwide and the cardioprotective efficacy of omega-3 fatty acids is well established," said Mr. Wenker. "I am enthusiastic about the opportunities ahead for Acasti and its highly purified omega-3 phospholipid prescription drug candidate, CaPre®. I look forward to joining Acasti's Board and supporting the Corporation's business development initiatives."

Mr. Wenker is currently President and COO of Dermalogica, a leading professional skin care company based in the USA and operating in 62 markets around the world. Previously, he was President of Ther-Rx Corporation, the branded division of KV Pharmaceuticals. Prior to Ther-Rx, Mr. Wenker worked at Abbott Laboratories for nearly 15 years where he held several executive roles in such areas as commercial and marketing management, strategic planning, licensing and new business development as well as new product development. Mr. Wenker holds a Master of Science in Marketing from Northwestern University's J.L. Kellogg Graduate School of Management.

In conjunction with his role as special advisor, Acasti has granted Mr. Wenker 37,500 options to acquire common shares under the Corporation's stock option plan (the "Plan"). The options will vest gradually over a period of two years until December 19, 2015 at an exercise price of $2.10. In addition, Dr. Reed V. Tuckson, M.D., who was recently appointed to Acasti's Board of Directors, has also been granted 75,000 options under the Plan at an exercise price of $2.10, which will vest gradually over two years until December 19, 2015.

About Acasti Pharma Inc.

Acasti is an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, in particular abnormalities in blood lipids, also known as dyslipidemia. Because krill feeds on phytoplankton (diatoms and dinoflagellates), it is a major source of phospholipids and polyunsaturated fatty acids ("PUFAs"), mainly eicosapentaenoic acid ("EPA") and docosahexaenoic acid ("DHA"), which are two types of omega-3 fatty acids well known to be beneficial for human health. CaPre®, currently Acasti's only prescription drug candidate, is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to help prevent and treat hypertriglyceridemia, which is a condition characterized by abnormally high levels of triglycerides in the bloodstream. ONEMIA®, a medical food and currently Acasti's only commercialized product, is a purified omega-3 phospholipid concentrate derived from krill oil with lower levels of phospholipids, EPA and DHA content than CaPre®.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Acasti's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Except as required by law, Acasti disclaims any intention or obligation to update or revise any forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Acasti in the prospectus related to this offering and in its public securities filings available at www.sedar.com and www.sec.gov/edgar.shtml, actual events may differ materially from current expectations. Except as required by law, Acasti disclaims any intention or obligation to update or revise any forward-looking statements.

Neither NASDAQ, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CONTACT: Acasti Contact:
         Xavier Harland
         Chief Financial Officer
         +1.450.687.2262
         x.harland@acastipharma.com
         www.acastipharma.com

         Howard Group Contact:
         Dave Burwell
         +1.888.221.0915
         dave@howardgroupinc.com
         www.howardgroupinc.com